Exhibit 8.1
Subsidiaries of Videotron Ltd.

Jurisdiction of
Incorporation or
Name of Subsidiary	Organization

CF Câble TV inc. / CF Cable TV Inc.	Canada

Société d’édition et de Transcodage T.E. ltée	Québec

Le SuperClub Vidéotron ltée	Québec

Groupe de Divertissement SuperClub inc.	Québec

SuperClub Vidéotron Canada inc. / SuperClub Videotron Canada Inc.	Québec

Les Propriétés SuperClub inc. / SuperClub Properties Inc.	Québec

Videotron US Inc.	Delaware